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
FORM 4
                                                                                                    --------------------------------
[ ] CHECK THIS BOX IF NO LONGER                                                                              OMB APPROVAL
    SUBJECT TO SECTION 16. FORM 4 OR                                                                --------------------------------
    FORM 5 OBLIGATIONS MAY CONTINUE.                                                                OMB NUMBER:           3235-0287
    SEE INSTRUCTION 1(b).                                                                           EXPIRES:   SEPTEMBER 30, 1998
    (PRINT OR TYPE RESPONSES)                                                                       ESTIMATED AVERAGE BURDEN
                                                                                                    HOURS PER RESPONSE..........0.5
                                                                                                    --------------------------------
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1.Name and Address of Reporting Person*(1) 2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting
                                                                                                Person to Issuer
   Anschutz Company                          Internet Communications Corporation (INCC)         (Check all applicable)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [ ] Director  [X] 10% Owner
                                            Security Number                                   [ ] Officer   [ ] Other
                                            of Reporting       August 1999                        (give title   (specify title
    555 17th Street, Suite 2400             Person                                                below)        below)
---------------------------------------     (Voluntary)
        (Street)
                                                                                                  ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
    Denver, Colorado   80202                                5. If Amendment,    7. Individual or Joint/Group Filing
---------------------------------------                        Date of Original    (Check Applicable Line)
   (City)   (State)     (Zip)                                  (Month/Year)
                                                                                   [ ] Form filed by One Reporting Person
                                                                                   [X] Form filed by More than One Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)-------------------------------------------------
                                     Code     V       Amount  (A) or (D)    Price   (Instr. 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                  SEC 1474 (1/9/97)
                                                                                                                         Page 1 of 3
             POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION
             OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
   TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)
---------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/Day/Year)   (Instr. 8)      Securities
   (Instr. 3)     Derivative                                        Acquired (A)
                  Security                                          or Disposed
                                                                    of (D)

                                                ---------------------------------
                                                      Code    V    (A)      (D)
---------------------------------------------------------------------------------
Series B          $2.9063 per     8/11/99              P           19,000
Convertible       share of                                         shares
Preferred Stock   Common Stock
---------------------------------------------------------------------------------
Warrants to       $2.9063 per     8/11/99              P           100,000
purchase          share of                                         warrants
Common Stock      Common Stock
---------------------------------------------------------------------------------
FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
-----------------------------------------------------------------------------------------------------------
Immed.     None     Common Stock  653,752     $100.00 per    69,000 shares     I                 (1)
                                  shares      share (2)      (3)
-----------------------------------------------------------------------------------------------------------
Immed.     8/11/03  Common Stock  100,000     -(2)           163,158           I                 (1)
                                  shares                     warrants
-----------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) This Form 4 is filed jointly by Interwest Group, Inc., Anschutz Company, and Philip F. Anschutz. Philip F. Anschutz is the owner of 100% of the capital Stock of Anschutz Company, which is the owner of 100% of the capital Stock of Interwest Group, Inc., which is the direct owner of the securities indicated.

(2) The price of the warrants was not separately specified in the agreement pursuant to which 100,000 warrants and 19,000 shares of Series B Convertible Preferred Stock were purchased for aggregate consideration of $1,900,000.

(3) The total number of derivative securities beneficially owned at the end of the month includes both the Series B Convertible Preferred Stock reported herein and the 50,000 shares of Series A Convertible Preferred Stock reported on the Form 4 dated January 8, 1999.

(4) Philip F. Anschutz executed a Power of Attorney that authorizes Thomas A. Richardson to sign this Form 4 on his behalf as an individual and on his behalf as Chairman of Anschutz Company.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.     Anschutz Company
       If space provided is insufficient, see instruction 6 for procedure.
                                                                                 By: Philip F. Anschutz
                                                                                     Chairman
                         **Signature of Reporting Person
                                                                                 By:  /s/  THOMAS A. RICHARDSON  September 10, 1999
                                                                                      -------------------------  ------------------
                                                                                           Thomas A. Richardson  Date
Potential persons who are to respond to the collection of information contained
Attorney-in-fact (4)SEC 1475 (3/99) in this form are not required to respond
unless the form displays a currently valid OMB number.                                                                   Page 2 of 3

                                JOINT INFORMATION



Name:                      Interwest Group, Inc.

Address:                   7100 East Belleview Avenue, Suite 201
                           Greenwood Village, Colorado 80111

Designated Filer:          Anschutz Company

Issuer and Trading
Symbol:                    Internet Communication Corporation (INCC)

Statement for
Month/Year:                August 1999

Signature:                 Interwest Group, Inc.


                  By:      /s/ THOMAS G. KUNDERT       September 10, 1999
                           ---------------------       -------------------------
                           Thomas G. Kundert           Date
                           Treasurer



Name:                      Philip F. Anschutz

Address:                   555 17th Street
                           Suite 2400
                           Denver, Colorado 80202

Designated Filer:          Anschutz Company

Issuer and Trading
Symbol:                    Internet Communications Corporation (INCC)

Statement for
Month/Year:                August 1999

Signature:                 Philip F. Anschutz


                  By:      /s/ THOMAS A. RICHARDSON   September 10, 1999
                           ------------------------   --------------------------
                           Thomas A. Richardson       Date
                           Attorney-in-fact  (4)


                                                 Attachment to SEC 1475 (1/9/97)
                                                                     Page 3 of 3